Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

The following materials related to the merger were used at customer presentations held by Larscom Incorporated beginning on March 18, 2003.

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Larscom & VINA Technologies Merger, March 2003 Simplifying Enterprise Broadband Access Customer Presentation March 18, 2003

Safe Harbor Statement Except for the historical information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements

Table of Contents The Announcement About Larscom About VINA A Single Vendor Broadband Access Solution Provider Product Strategy Summary

The Announcement Larscom Inc. and VINA Technologies are merging to establish a leader in one of the more promising segments of the Telecom market - Broadband Access for Enterprises The merger (expected to close in 2Q) is an equity-only transaction and is subject to stockholder approval and other customary closing conditions. The resulting company will be called Larscom and will be headquartered in the Silicon Valley The joint company will offer one of the industry's broadest portfolios of Broadband Access equipment for the Enterprise and Carrier markets and will introduce a new line of products starting in 2003 The joint company will have a stronger balance sheet with greater financial flexibility to develop and market the next generation of Broadband Access products. Through synergies, the company expects to be able to reach profitability within a year.

About Larscom Public company - NASDAQ: LARS Highly regarded in the industry for Reliable and practical network access solutions World-class customer support Larscom produces carrier-class multiplexers, inverse multiplexers, CSU/DSUs, and service delivery platforms Invented T1/E1 inverse multiplexing, bridging the T1/T3 bandwidth gap. First to deliver standards based IMA Developed easy-to-scale fractional T3 access A leader in the industry in providing ease-of installation, and powerful monitoring and diagnostic capabilities First Multi-Service Platform to implement Ethernet Transparent LAN WAN Access Solutions for Service Providers and Enterprises

Larscom's Track Record of Delivering Real-World Access Solutions Diagnostic CSUs Fractional T1 DSUs Add//Drop DSUs E1/T1 DSU/CSUs T1 and E1 Inverse Multiplexers IMA Platforms Multi-Service, Multi-Subscriber, ATM Edge Equipment Scalable T3 Multiplexing Intelligent Service Delivery Systems 2002 1985 Optical Multiplexers

About VINA Technologies A public company - NASDAQ: VINA Highly regarded in the industry for: Partnering with service providers in order to successfully deploy broadband access services Enabling service providers to offer differentiated bundled services with reduced equipment costs VINA produces Integrated Access Devices (IAD) and Multi-Service Edge Concentrators Pioneered integrated all-in-one service solutions to simplify and reduce the cost for end users' access Leader with 25% of the IAD market share 75,000 IADs shipped as of December, 2002 Broadband Access Solutions for Service Providers and Enterprises

A History of VINA's Success

Founded	July 1996
Signed first customer – WorldCom	Mar 1997
Intermedia and WorldCom roll out integrated access with the T1 Integrator®	July 1997
Lucent/VINA announce OEM agreement	June 1998
VINA introduces MX in Europe	Dec. 1998
Lucent "wired for DSL" certification	Oct 2000
50,000+ IADs shipped	Dec 2001
VINA introduces eLink IAD w ePorts	May 2002
VINA releases the MBX IAP platform	Jun 2002
VINA ships eRouter	Sept 2002
75,000+ IADs shipped	Dec 2002

LARSCOM

PROPRIETARY AND CONFIDENTIAL - 8

A Single Partner for Broadband Access A single source provider for all your Broadband Access needs Proven track record and stronger financial position Economies-of-scale for more effective service and innovation Larscom is taking a leadership position in serving customers more effectively over the long term

The New Larscom Incorporated 35 years of experience Broadband access solutions to carriers and enterprises worldwide Comprehensive portfolio of broadband access solutions that provide carriers and enterprises an economical alternative A full spectrum of broadband access solutions that are delivering value today Scale to speed the development and launch of new products Stronger financial position Strong management team from leading companies

Large Combined Customer Base Over 400 Customers in 50 Countries around the World!

Broad Portfolio of Products and Services N x POTS Voice & N x DS0 Data T1 Voice, T1 Data DSL/POTS N x T1 Data Optical A Broad Portfolio of High-Speed Data and Integrated Voice and Data Solutions for the Enterprise Market Focus on the development of new products New Products to be Launched in 2003 World-class Customer Support Larscom VINA SOHO SMB F500

Broad Portfolio of Products and Services

Product Category	Company	Product Family	Key Attributes
Integrated Access Devices (IADs)	VINA Tech.	eLink Family, MX Family	First IAD for Small/Medium Businesses (SMB), Converging Voice and Data in a Single Solution
Inverse Multiplexers	Larscom	Mega-T/E, Orion 2000, 4000	First Inverse Multiplexers for Bridging the Bandwidth Gap between T1/E1 and T3/E3
Multi-Service Delivery Platforms (CPE)	Larscom VINA Tech.	Larscom 6000, 6200 eRouter	Multilink Frame Relay, ATM Access Highest performing Router for the SMB market (The Tolly Group)
Multi-Service Edge Concentrators (POP/CO)	Larscom VINA Tech.	Orion 5000 Family, 4000 MBX	Small, high density, and low cost multi-service products
CSU/DSUs	Larscom	Terra Family, Access-T Family, Orion 4500	Plug 'n Play CSU/DSUs. Support for T3 or E3 in a single platform

Complementary and Synergistic Product Offering

LARSCOM

PROPRIETARY AND CONFIDENTIAL - 13

Summary This merger alters the Broadband Access Vendor landscape, creating a strong leader that is positioned to deliver: Single vendor solution for Broadband Access - regardless of the size of the customer's (enterprise or carrier) business Economical solutions that deliver quantifiable ROI and leverage the customer's existing network infrastructure Economies-of-scale to effectively service customers over the long term Greater flexibility to invest in R&D

Additional Information and Where to Find It Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom's and VINA's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. Interest of Certain Persons in the Merger VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA's 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom's 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.